UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Angiotech Pharmaceuticals, Inc.

File No. 000-30334- CF#23354
_____

Angiotech Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 16, 2009.

Based on representations by Angiotech Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through June 12, 2016
Exhibit 10.5	through March 13, 2019
Exhibit 10.6	through March 13, 2019
Exhibit 10.9	through March 13, 2019
Exhibit 10.10	through August 29, 2011
Exhibit 10.11	through July 29, 2013
Exhibit 10.12	through July 29, 2013
Exhibit 10.13	through July 29, 2013
Exhibit 10.14	through June 12, 2016
Exhibit 10.15	through June 12, 2016
Exhibit 10.20	through March 13, 2019
Exhibit 10.21	through March 13, 2019
Exhibit 10.23	through March 13, 2019
Exhibit 10.24	through March 13, 2019
Exhibit 10.25	through March 13, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel